  Exhibit 99.1

High Tide Announces Purchases of Shares by Insiders

CALGARY, AB, May 11, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today announced that certain officers, directors, and consultants, led by the Company's President and Chief Executive Officer (together, the "Insiders"), in the aggregate, acquired 90,882 common shares in the capital of High Tide ("Common Shares") on the open market between May 6, 2026, and May 8, 2026, at an average price of $3.39 per Common Share. The purchase of Common Shares by the Insiders reflects confidence in the intrinsic value of the stock and the near-term and long-term growth prospects of the Company. With these purchases, insiders and certain consultants, in the aggregate, now own or control 7,720,360 Common Shares, representing approximately 8.8% of the Company's issued and outstanding Common Shares as of today.

High Tide Inc., May 11, 2026 (CNW Group/High Tide Inc.)

"Over the last week, High Tide has continued to demonstrate why we believe we are one of the strongest operators in the global cannabis industry. We secured a new senior lending relationship with a Big 5 Canadian bank through a $40 million credit facility term sheet, reported record quarterly medical cannabis distribution volumes at Remexian, and completed a highly productive institutional investor roadshow across three cities. In addition, newly released BfArM Q1 2026 data indicates that Remexian's market share in Germany has risen to over 14%, more than doubling its share since our transaction, and further validating the strength of our international strategy," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I am very pleased to have increased my own ownership position alongside several members of our Board and leadership team following these developments. We believe the operational momentum across our retail platform, international business, and balance sheet continues to strengthen, and these insider purchases reflect our confidence in the long-term value we are building," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 221 domestic locations and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the Company's near-term and long-term growth prospects and the expected benefits of its operational and international strategy; the anticipated effect of the recent insider purchases and the Company's expectations regarding future value creation; the expected completion, timing and terms of any credit facility or lending arrangement referenced in this news release (including any term sheet), and the expected benefits thereof; and management's expectations regarding the Company's operational momentum and future performance. Forward-looking statements are based on management's current expectations and assumptions as of the date of this news release, including assumptions regarding: the Company's ability to negotiate and execute definitive documentation for any financing or credit facility on acceptable terms and satisfy any conditions precedent; the accuracy and continued applicability of third-party and internal market data referenced in this news release; the Company's ability to execute its business plans; and general economic, market and regulatory conditions. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001312206

CO: High Tide Inc.

CNW 06:00e 11-MAY-26